AB* 2/27

SEC Mail Processing Section
FEB 25 2008
Washington, DC
103

08026199

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21563

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Securities and Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1317 Investment Building
(No. and Street)

Pittsburgh (City) PA (State) 15222-1745 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward G. Klump 412-355-0851
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally, Lally & Co. LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800 (Address) Pittsburgh (City) PA (State) 15237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 29 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edward G. Klump, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Securities and Investments, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania
NOTARIAL SEAL
DEBORAH ANNE CARSON, Notary Public
City of Pittsburgh, County of Allegheny
My Commission Expires Aug. 11, 2010

Notary Public

Signature

Vice President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(X) (o) Independent Auditors' Report on Internal Control Pursuant to Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH SECURITIES AND INVESTMENTS, INC.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2007

CONTENTS

COMMONWEALTH SECURITIES AND INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

COMMONWEALTH SECURITIES AND INVESTMENTS, INC..
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

CONTENTS

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

Commonwealth Securities and Investments, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Commonwealth Securities and Investments, Inc.** as of December 31, 2007. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of **Commonwealth Securities and Investments, Inc.** at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Lally, Lally & Co. LLC

January 22, 2008

COMMONWEALTH SECURITIES AND INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS		
Cash and Cash Equivalents	$	397,538
Securities Owned - At Market Value		2,444,031
Other Assets		31,150
Furniture and Equipment - At Cost, Less Accumulated Depreciation of Approximately $197,800		482
Total Assets	$	2,873,201
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts Payable, Accrued Expenses, and Other Liabilities	$	365,503
Commissions Payable		88,558
Loans Payable on Demand		1,118,203
Total Liabilities		1,572,264
Stockholder's Equity		
Common Stock - Class A, Voting, $1 Par Value; 10,000 Shares Authorized; 3,000 Shares Issued and Outstanding		3,000
Common Stock - Class B, Nonvoting, $1 Par Value; 200,000 Shares Authorized; None Issued		-
Retained Earnings		1,297,937
Total Stockholder's Equity		1,300,937
Total Liabilities and Stockholder's Equity	$	2,873,201

The accompanying notes are an integral part of the financial statement.

1 – ORGANIZATION

Commonwealth Securities and Investments, Inc. (the Company) was incorporated in July 1974 and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority (FINRA).

The Company maintains its offices in Pittsburgh, Pennsylvania. The Company performs underwritings and provides investment banking services principally for Pennsylvania municipalities and public entities. The Company also executes securities transactions for customers and for its own accounts.

2 – SIGNIFICANT ACCOUNTING POLICIES

These financial statements of Commonwealth Securities and Investments, Inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statements, summarized below are the more significant accounting policies.

Municipal Underwritings

Municipal underwriting revenue consists of underwriting and advisory fees. Underwriting fees are recorded at the time the underwriting is completed and the revenue is reasonably determinable, typically on a settlement date basis. Advisory fees are recorded as revenue when earned.

Securities Transactions

The Company utilizes Pershing LLC on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

Securities transactions, together with the related commission revenues and expenses, are recorded on the settlement date basis, generally the third business day following the trade date.

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions may affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company's cash and cash equivalents are comprised of funds in bank accounts with banks located in Western Pennsylvania totaling approximately $141,000 and funds held at the clearing agent totaling approximately $256,500 as of December 31, 2007. The accounts maintained at banks are insured by the Federal Deposit Insurance Corporation up to $100,000. The cash accounts maintained at the clearing agent are insured by the Securities Investor Protection Corporation up to $100,000. The funds held at the clearing agent could be subject to withdrawal restrictions in the event that cash and the market value of securities held falls below 115% of loans payable to the clearing agent. As of December 31, 2007, there were no restrictions on withdrawal.

The Company defines cash equivalents as highly liquid investments with original maturities of less than ninety (90) days that are not held for sale in the ordinary course of business.

Securities Owned

Securities owned are held in accounts with the Company's clearing agent and consist of federal, state, and municipal obligations carried at market value. The securities accounts at the clearing agent are insured by the Securities Investor Protection Corporation up to $500,000. Unrealized appreciation or depreciation is included in the "government and municipal sales and trading" caption in the statement of operations. Interest on securities owned is accrued as earned.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful life of the assets.

Loans Payable on Demand

The Company has various loans outstanding to its clearing agent totaling approximately $1.1 million as of December 31, 2007. The average interest rate for the year ended December 31, 2007, was 4.25%. The loans represent securities inventory loans and are secured by the Company's securities owned and funds held at the clearing agent having a combined market value of approximately $2.4 million at December 31, 2007.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. For income tax reporting, the Company has a June 30 fiscal year end.

3 – SECURITIES OWNED

Marketable securities at market values as of December 31, 2007, consisted of federal, state and municipal obligations which are trading and investment securities.

4 – RETIREMENT PLAN

The Company sponsors a 401(k) retirement plan for the benefit of all eligible fulltime employees, as defined. The plan provides for employee-participant contributions and discretionary employer-sponsor contributions. No contribution to the Plan has been authorized by the Company's Board of Directors for 2007.

5 – INCOME TAXES

Approximate deferred tax asset as of December 31, 2007, consisted of:

State Net Operating Loss Carryforward	$ 162,200
Valuation Allowance	(162,200)
Net Deferred Tax Asset	$ -

The Company has a Pennsylvania net operating loss carryover of approximately $2.2 million which will expire in various years from 2008 through 2027. The valuation allowance was established due to the uncertainty of utilization of the state net operating loss carryover. The net change in the total valuation allowance for the year ended December 31, 2007, was a decrease of approximately $56,500.

6 – LEASING ARRANGEMENTS

The Company leases office space under an operating lease which expires in September 2008. The lease calls for monthly rents of approximately $6,000. The Company also is committed to lease certain equipment under operating lease agreements expiring at various dates through November 2011. Rent expense under the Company's operating leases approximated $71,500 in 2007. Approximate annual future minimum lease obligations under non-cancelable operating leases having remaining lease terms in excess of one year as of December 31, 2007 are as follows.

Year Ending December 31,	
2008	$ 8,700
2009	8,700
2010	8,700
2011	8,000
	$ 34,100

7 – RELATED PARTY TRANSACTIONS

The Company shares office space and facilities with a related entity (a company related through common ownership). The related entity reimburses the Company for its share of costs incurred on behalf of the related entity. During 2007, the Company received reimbursements of approximately $333,600 from the related entity.

8 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed 15 times its "net capital," as such terms are defined in the rule. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if its net capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding its business if the ratio exceeds 10 to 1. At December 31, 2007, the Company's aggregate indebtedness to net capital ratio was .40 to 1 and its net capital was approximately $1.1 million. The minimum net capital required is equal to the greater of $250,000 or 6-2/3% of "aggregate indebtedness" resulting in excess net capital of approximately $880,000. Therefore, the Company was free of all restrictions.

9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's business involves the participation in underwriting activities, primarily with public entities in and contiguous to the Commonwealth of Pennsylvania. As part of this activity, the Company executes commitments to acquire securities as part of the underwriting and executes security sale transactions with customers. Market risk arises should the value of the securities committed to be underwritten by the Company decline before the closing of the transaction. Credit risk is eliminated through a transaction closing at which time funds are exchanged for the underwritten securities. No contractual amounts of committed underwriting purchases or sales were open as of December 31, 2007.

The Company executes customer securities transactions on a cash basis only. The industry requires each trade to settle within a specified time, generally three business days. The Company is exposed to market and credit risk on unsettled transactions in the event of the counterparty's inability to settle the transaction. Accordingly, the Company may have to purchase or sell the securities at prevailing market prices to satisfy the trade. At December 31, 2007, the contractual amount of unsettled purchases and sales were approximately $3.7 million and $3.0 million, respectively. All unsettled trades were closed subsequent to December 31, 2007, with no loss to the Company.

9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The Company's customers are located primarily in Pennsylvania; accordingly, they are subject to the economic environment of this geographic area. As all transactions with customers are on a cash basis, no accounting loss potential exists on settled transactions. Securities owned are primarily obligations of the U.S. Government and municipalities within the Commonwealth of Pennsylvania. No off-balance-sheet credit risk exists with respect to these securities, and collateral is not obtained.

END